430 North McCarthy Boulevard
Milpitas, CA 95035
Tel (408)546-5000
www.jdsu.com

January 18, 2013

VIA EDGAR, EMAIL AND OVERNIGHT DELIVERY

Mr. Louis Rambo

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3030

Re:                             JDS Uniphase Corporation

Registration Statement on Form S-3

Filed December 14, 2012

File No. 333-185491

Dear Mr. Rambo:

JDS Uniphase Corporation (the “Company”) submits this letter in response to a telephone conversation by David Richardson of DLA Piper LLP (US), on Friday, January 4, 2013, with you on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-3, filed December 14, 2012 (the “Registration Statement”).  The Company has filed via EDGAR under separate cover an Amendment to the Registration Statement on Form S-3 (the “Amendment”) reflecting the response to your question below, as well as certain other updates and revisions.

You asked the Company to explain the difference between the total number of its shares of Common Stock to be registered on the Registration Statement (905,914 shares, as stated on the registration fee table on the cover page of the Registration Statement and the cover page of the prospectus) and the total number of shares of Common Stock eligible for the Company’s rescission offering (516,311 shares, as stated on the cover page and pages iii and 3 of the prospectus).

In response to your question, the total number of unregistered shares of Company Common Stock that were sold by the Company on January 31, 2012 and July 31, 2012 under the Company’s Amended and Restated 1998 Employee Stock Purchase Plan is 905,914 (the “ESPP Shares”).  However, as of December 12, 2012, participants had resold a total of 389,603 of the ESPP Shares, which are no longer identifiable as ESPP Shares, leaving a total of 516,311 ESPP Shares that had not been resold and are identifiable as ESPP Shares.  While the Company is providing to participants who resold their ESPP Shares the right to have any losses upon such sales reimbursed by the Company, plus applicable interest, as described in the prospectus, only ESPP Shares that have not been resold and that are identifiable as ESPP Shares are eligible for rescission.  Accordingly, the Company seeks to register all 905,914 of the ESPP Shares in respect of which a participant will have rescission rights (whether the right to have losses upon sales reimbursed or the right to have the shares rescinded) under the Registration Statement, but only those ESPP Shares that have not been resold as of the date the Company’s rescission offering expires will be eligible for rescission.  In response to the Staff’s question, the Company revised the disclosures on the cover page and pages iii and 3 of the prospectus in the Amendment substantially as follows (changes are underlined):

“We are offering to rescind the sale of up to 488,034 shares of our common stock from persons who purchased Eligible Rescission Shares, and to reimburse any losses upon the sale of up to an additional 417,880 shares of our common stock from persons who purchased but have resold Eligible Rescission Shares, in each case because those shares may not have been exempt from registration under the Securities Act.  The up to 488,034 shares eligible for rescission represents the total number of Eligible Rescission Shares that had not been resold by ESPP participants as of January 15, 2013, according to our records.”

Please note that the stated number of ESPP Shares eligible for repurchase in the Amendment is less than the 516,311 shares in the original Registration Statement due to resale activity that has occurred since the date the Company first filed the Registration Statement.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Amendment and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to such filing.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the Amendment or the Company’s other filings, please feel free to contact me by phone at (408) 546-5000.

Very truly yours,

/s/ Rex Jackson
Rex Jackson
JDS Uniphase Corporation
Chief Financial Officer

cc:                                Ed Batts (DLA Piper)

David Richardson (DLA Piper)